UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

AUGUSTA GOLD CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(604) 687-1717

Copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549

(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS
Augusta Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,643,615 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
40,643,615 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,643,615 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.13%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)   Includes 21,777,888 shares of common stock of the Issuer (the “Shares”) and warrants to purchase 18,865,727 Shares.

(2)   The percentages used herein are calculated based upon 71,196,272 outstanding shares of Augusta Gold Corp. as of May 9, 2022, plus 18,865,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS
Richard Warke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,443,615(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
41,443,615(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,443,615 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.61%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)   Includes 21,777,888 Shares, warrants to purchase 18,865,727 Shares, and options exercisable for 800,000 Shares.

(2)   The percentages used herein are calculated based upon 71,196,272  outstanding shares of Augusta Gold Corp. as of May 9, 2022, plus 19,665,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021 with respect to the common stock of Augusta Gold Corp. (the “Issuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Warke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Augusta Investments on October 28, 2020, as amended by the Amendment No. 1 thereto filed by Augusta Investments with the Commission on February 5, 2021 and the Original Schedule 13D filed on March 12, 2021 which acted as Amendment No. 2.

This Amendment No. 1 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

(f) Augusta Investments acquired 88,100 additional Shares using working capital.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

(f) Augusta Investments acquired the additional 88,100 Shares through open market purchases in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer:

Item 5(a)-(b) of the Original Schedule 13D is hereby amended as follows:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 71,196,272 shares of Common Stock issued and outstanding as of May 9, 2022, as provided by the Issuer) are as follows:

Augusta Investments

Augusta Investments owns Warrants to purchase an additional 18,865,727 shares of Common Stock.  Augusta Investments is deemed to beneficially own the 18,865,727 shares of Common Stock issuable upon exercise of the Warrants. Warke is the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer. Augusta Investments has sole voting power and sole dispositive power with respect to a total of 40,643,615 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Augusta Investments represents approximately 45.13% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.

(i) Sole power to vote or to direct the vote: 40,643,615 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or direct the disposition: 40,643,615 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 0 shares.

Richard Warke

Warke is the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer.  Therefore, Warke beneficially owns Warrants to purchase an additional 18,865,727 shares of Common Stock held by Augusta Investments and beneficially owns the 800,000 shares of Common Stock issuable upon exercise of the Option granted to him by the Issuer. Mr. Warke has sole voting power and sole dispositive power with respect to a total of 41,443,615 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Mr. Warke represents approximately 45.61% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.

(i) Sole power to vote or to direct the vote: 41,443,615 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or direct the disposition: 41,443,615 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 0 shares.

Item 5(c) of the Original Schedule 13D is hereby amended as follows:

(c)	Augusta Investments acquired the additional shares of Common Stock listed below, using working capital, following the Schedule 13D made with the Securities and Exchange Commission on March 12, 2021:

Date	Number of Shares	Purchase Price

03/03/2022	10,000	C$1.10 (US$0.87 using exchange rate of 1.2664)

03/03/2022	6,800	C$1.08 (US$0.85 using exchange rate of 1.2664)

03/04/2022	13,200	C$1.13 (US$0.89 using exchange rate of 1.2750)

04/25/2022	10,000	C$1.48 (US$1.16 using exchange rate of 1.2758)

04/26/2022	4,000	C$1.45 (US$1.13 using exchange rate of 1.2797)

04/26/2022	7,700	C$1.42 (US$1.11 using exchange rate of 1.2797)

04/26/2022	800	C$1.51 (US$1.18 using exchange rate of 1.2797)

04/27/2022	15,000	C$1.60 (US$1.25 using exchange rate of 1.2828)

04/27/2022	7,500	C$1.61 (US$1.26 using exchange rate of 1.2828)

04/28/2022	5,000	C$1.60 (US$1.25 using exchange rate of 1.2829)

04/28/2022	5,000	C$1.64 (US$1.28 using exchange rate of 1.2829)

05/17/2022	3,100	C$1.82 (US$1.42 using exchange rate of 1.2834)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2022

AUGUSTA INVESTMENTS INC.

By:	/s/ Richard Warke
Name: Richard Warke
Title: President

/s/ Richard Warke
Richard Warke